EXHIBIT 21.1

Sprinklr, Inc.
List of Subsidiaries as of April 3, 2023

	Name	Jurisdiction
1.	Sprinklr Australia Pty Ltd	Australia
2.	Sprinklr (Brasil) Ltda.	Brazil
3.	Sprinklr Canada Inc.	Canada
4.	Sprinklr China Limited	China
5.	Sprinklr Denmark ApS	Denmark
6.	Sprinklr Middle East	Dubai
7.	Sprinklr France Sarl	France
8.	Sprinklr Germany GmbH	Germany
9.	Sprinklr India Private Limited	India
10.	Sprinklr Italia Srl	Italy
11.	Sprinklr Japan KK	Japan
12.	Sprinklr Netherlands BV	Netherlands
13.	Sprinklr Singapore Pte Ltd	Singapore
14.	Sprinklr Korea LLC	South Korea
15.	Sprinklr Iberia S.L.	Spain
16.	Unified – CXM AB	Sweden
17.	Sprinklr Switzerland GmbH	Switzerland
18.	Sprinklr UK Ltd	United Kingdom